Exhibit 99.5

Rule 13a-14(b) Certification - CEO

In accordance with Rule 14a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, the undersigned officer of Points International Ltd. (the "Corporation"), hereby certifies, to the best of such officer's knowledge, that:

The Corporation’s annual report on Form 40-F for the year ended December 31, 2010, to which this certification is attached as Exhibit 13.1 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Report fairly presents, in all material respects, the financial condition of the Corporation at the end of the period covered by the Report and results of operation of the Corporation for the periods covered by the Report.

Date: March 15, 2011

/s/ Robert MacLean
Robert MacLean
Chief Executive Officer

Rule 13a-14(b) Certification - CFO

In accordance with Rule 14a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, the undersigned officer of Points International Ltd. (the "Corporation"), hereby certifies, to the best of such officer's knowledge, that:

The Corporation’s annual report on Form 40-F for the year ended December 31, 2010, to which this certification is attached as Exhibit 13.1 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and information contained in the Report fairly presents, in all material respects, the financial condition of the Corporation at the end of the period covered by the Report and results of operation of the Corporation for the periods covered by the Report.

Date: March 15, 2011

/s/ Anthony Lam
Anthony Lam
Chief Financial Officer